P.E. 5-31-02

SEC file number 1-15178

02040301

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

FLETCHER BUILDING LIMITED

SEC MAIL RECEIVED PROCESSING
JUN 12 2002
WASH. D.C. 164 SECTION

(Translation of Registrant's Name Into English)

810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

PROCESSED
JUL 17 2002
P THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER BUILDING LIMITED

Date: 31 May 2002

pp **M C FARRELL**
COMPANY SECRETARY

Sale of Australian Co-Generation Power Business

Auckland, 31 May 2002 - Fletcher Building Limited today announced the sale of the co-generation power project assets in Australia. The business comprises the power generation plants at six hospitals in the state of Victoria.

Energy Impact Pty Limited, a subsidiary of Energex Limited, will purchase Varnsdorf Pty Limited, the owner of the project, for a total consideration of approximately A$30 million (NZ$35 million)

Chief Executive of Fletcher Building, Ralph Waters confirmed that these assets, which had been acquired as part of the settlement of outstanding matters prior to the separation of Fletcher Building, had always been regarded as non-core assets. He stated that "it is very pleasing to see that the much improved operating performance since Fletcher Building's ownership has brought better value to this investment. However, ownership by a utility company will ensure that it is able to appropriately service the energy requirements of the hospitals in the future. Fletcher Building will report an after tax gain of NZ$14 million in the 30 June annual accounts".

Ends